UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1	Name of reporting person Daniel G. Cohen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,140,951(1)
	8	Shared voting power 0
	9	Sole dispositive power 4,060,951(1)
	10	Shared dispositive power 80,000

11	Aggregate amount beneficially owned by each reporting person 4,140,951(1)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 72.95%
14	Type of reporting person (see instructions) IN

(1)	Includes 1,034,482 shares (collectively, the “Conversion Shares”) of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), into which 10,344,827 units of membership interests (collectively, the “Conversion Units”) in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D. The Conversion Units are held by The DGC Family Fintech Trust (the “DGC Trust”), a trust established by Daniel G. Cohen (the “Reporting Person”), and the Reporting Person may be deemed to be a beneficial owner of the Conversion Shares as a result of his ability to acquire at any time any of the DGC Trust’s assets, including the Conversion Units (and, upon redemption thereof, the sole voting and sole dispositive power with respect to the Conversion Shares), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 3 of 7

This Amendment No. 15 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018, Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019, Amendment No. 10 to Schedule 13D filed with the SEC on December 3, 2019; Amendment No. 11 to Schedule 13D filed with the SEC on January 6, 2020; Amendment No. 12 to Schedule 13D filed with the SEC on June 19, 2020; Amendment No. 13 to Schedule 13D filed with the SEC on October 28, 2021 and Amendment No. 14 to Schedule 13D filed with the SEC on December 3, 2021 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, on March 10, 2017, Cohen & Company, LLC (formerly IFMI, LLC) (the “Operating LLC”), a subsidiary of Cohen & Company Inc., a Maryland corporation (the “Issuer”), issued to the DGC Family Fintech Trust (the “DGC Trust”), a trust established by Daniel G. Cohen (the “Reporting Person”), a convertible senior secured promissory note in the aggregate principal amount of $15,000,000 (the “Note”).

Effective on March 20, 2022, the DGC Trust elected to convert the Note pursuant to its terms into 10,344,827 units of membership interests (“LLC Units”) in the Operating LLC (collectively, the “Conversion Units”).

Pursuant to the terms and conditions of the Operating LLC’s Amended and Restated Limited Liability Company Agreement, dated December 16, 2009, as amended, a holder of LLC Units may cause the Operating LLC to redeem such LLC Units at any time for, at the Issuer’s option, (A) cash or (B) one share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), for every ten of such LLC Units. Accordingly, the Conversion Units may be redeemed into an aggregate of 1,034,482 shares of Common Stock (collectively, the “Conversion Shares”) within sixty (60) days of the date of this Amendment No. 15. The Reporting Person may be deemed to be a beneficial owner of the Conversion Shares, which shares are the subject of this Amendment No. 15 to Schedule 13D, as a result of his ability to acquire at any time any of the DGC Trust’s assets, including the Conversion Units (and, upon redemption thereof, the sole voting and sole dispositive power with respect to the Conversion Shares), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

SCHEDULE 13D
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Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,718,135 shares of Common Stock outstanding as of March 17, 2022 (as provided by the Issuer), plus (b) 525,200 shares of Common Stock into which 5,252,002 LLC Units may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D, which the Reporting Person holds through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”); plus (c) 1,410,485 shares of Common Stock into which 14,104,853 LLC Units may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D, which the Reporting Person holds directly; plus (c) 2,022,509 shares (which includes the Conversion Shares) of Common Stock into which 20,225,095 LLC Units (which includes the Conversion Units) may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D, which is held by the DGC Trust, a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including the Conversion Units (and, upon redemption thereof, the sole voting and sole dispositive power with respect to the Conversion Shares), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
4,140,951	(1)(2)(3)(4)(5)	0	4,060,951	(1)(2)(4)(5)	80,000	(3)	4,140,951	(1)(2)(3)(4)(5)	72.95%

(1)	Includes (i) 24,017 shares of Common Stock held directly by the Reporting Person, and (ii) 78,740 shares of Common Stock held through CBF.
(2)	Includes (i) 525,200 shares of Common Stock into which 5,252,002 LLC Units may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D, which the Reporting Person holds through CBF; and (ii) 1,410,485 shares of Common Stock into which 14,104,853 LLC Units may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D, which the Reporting Person holds directly.
(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 5 of 7

(4)	Includes 2,022,509 shares (which includes the Conversion Shares) of Common Stock into which 20,225,095 Units (which includes the Conversion Units) may be redeemed within 60 days of the date of this Amendment No. 15 to Schedule 13D, which is held by the DGC Trust, a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.
(5)

Does not include 160,000 shares into which the 1,600,000 restricted LLC Units granted to the Reporting Person on October 22, 2020 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 40,000 of such restricted LLC Units on each of January 31, 2023, January 31, 2024, January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Also does not include 9,750 shares into which the 97,500 restricted LLC Units granted to the Reporting Person on February 2, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to all such restricted LLC Units on January 31, 2023 so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Does not include 200,000 shares into which the 2,000,000 restricted LLC Units granted to the Reporting Person on October 28, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 40,000 of such restricted LLC Units on each of January 31, 2023, January 31, 2024, January 31, 2025, January 31, 2026 and January 31, 2027, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Finally, does not include 21,100 shares into which the 211,000 restricted LLC Units granted to the Reporting Person on December 20, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to one-third of such restricted LLC Units on each of January 31, 2023, January 31, 2024 and January 31, 2025, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC. The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 3 and 5 above, which information is incorporated by reference herein.

SCHEDULE 13D
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Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
1	Convertible Senior Secured Promissory Note, dated March 10, 2017, issued by IFMI, LLC to DGC Family Fintech Trust in the aggregate principal amount of $15,000,000 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 10, 2017).

2	Amendment No. 1 to Convertible Senior Secured Promissory Note, dated September 25, 2020, by and between Cohen & Company, LLC and the DGC Family Fintech Trust (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2022

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen